

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 21, 2012

Via E-mail
Mr. Jan J. Nooitgedagt
Chief Financial Officer
Aegon N.V.
AEGONplein 50
PO Box 85
2501 CB The Hague
The Netherlands

Re: Aegon N.V.
Form 20-F for the Fiscal Year Ended December 31, 2011
Filed March 23, 2012
File No. 001-10882

Dear Mr. Nooitgedagt:

We have reviewed your August 27, 2012 response to our July 30, 2012 letter and have the following comment.

Please respond to this letter within 10 business days by amending your filing to comply with the comment below and to include all revisions proposed in your August 27, 2012 response or by advising us when you will provide the requested response. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comment.

After reviewing the amendment to your filing and the information you provide, we may have additional comments.

Consolidated Financial Statements of AEGON N.V.
Consolidated Income Statement, page 132

1. We acknowledge your response to previous comment 4 and your acknowledgement that "earnings per share, excluding premium on convertible core capital securities" is a non-IFRS measure. Given the prominence of your earnings per share disclosures on the face of your income statements and the prohibition on non-IFRS measures in financial statements or the notes thereto under Item 10(e)(1)(ii)(C) of Regulation S-K, please amend your filing to reflect the following revisions:
   - Please change the presentation of earnings per share on the face of your financial statements to be consistent with the presentation in your response to the third bullet of our previous comment 4.

- Please remove the "earnings per share, excluding premium on convertible core capital securities" line-item from the basic earnings per share table in Note 19 on page 243.
- Please remove "earnings per share, excluding premium on convertible core capital securities" from your Selected Financial Data on page 12 or identify it as a non-IFRS measure and provide all the disclosures required by Item 10(e)(1)(i) of Regulation S-K.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Senior Staff Accountant, at (202) 551-3638 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant